1. Name and Address of Reporting Person
   Posey, Steven C.
   McDonald's Office
   1733 S. Breiel
   Middletown, OH 45044
2. Issuer Name and Ticker or Trading Symbol
   First Financial Bancorp (FFBC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/2001
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               1594           D
Common Stock                                                                               1716           I           Trust
Common Stock                    04/03/2001 03/05/2003 J 4 <F1>  33          A   $0.0000    5993           I           IRA
Common Stock                    04/03/2001 03/05/2003 J 4 <F2>  -25         D   $0.0000                   I           Children
Common Stock                    05/01/2001 03/05/2003 J 4 <F3>  -200        D   $15.3800                  I           Children
Common Stock                    10/29/2001 03/05/2003 J 4 <F3>  -321        D   $16.5000   320            I           Children
Common Stock                                                                               48077          I           Trust(TEAZAK
                                                                                                                      LTD)
FFBC (Directors Fee Stock Plan)                                                            1495           D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
1997 (NQ)   $13.148                                                   04/22/2007 Common                      6195    D
Stock                                                                            Stock
Option
2000 (NQ)   $20.671                                                   04/22/2009 Common                      8663    D
Stock                                                                            Stock
Option

Explanation of Responses:

<F1>
Adjustment to April 2001 stock dividend due to non-reported transactions in indirectly held IRA.
<F2>
Adjustment to April 2001 stock dividend due to non-reported transactions in irrevocable trust account established by grandfather and totally managed by Trust Department. (Late Form 5 for 2000 has been filed reflecting non-reported transaction.)
<F3>
Correction of non-reported transaction in irrevocable trust account established by grandfather and totally managed by Trust Department.

SIGNATURE OF REPORTING PERSON
/s/ Terri J. Ziepfel

DATE
03/06/2003